{Letterhead of ID Biomedical Corporation}

August 31, 2005

Via EDGAR

Dana Hartz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             ID Biomedical Corporation
Form 40-F for the fiscal year ended December 31. 2004

Dear Ms. Hartz:

The foregoing letter is in response to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 40-F of ID Biomedical Corporation (the “Company”) for the fiscal year ended December 31, 2004  This letter is designed to (i) supplement the letter of the Company delivered to the Staff on August 30, 2005 (the August 30 Letter”), in response to the letter from the Staff dated August 29, 2005 and (ii) further describe the Company’s accounting of the funds drawn from the funding facility provided by Shire.

Facts:

On September 9, 2004 , Shire Pharmaceuticals, plc (“Shire”) provided a funding facility to IDB of US$100 million which could be drawn down, at IDB’s sole discretion over a four year period, to finance the continued development of early and late stage vaccines acquired by IDB from Shire. The facility is available to fund the development of an injectable flu vaccine (“Flu Advances”) and pipeline products (i.e., those that are early in the research and development process) (“Pipeline Advances”) acquired from Shire.

Flu Advances

Under the agreement with Shire, all funds drawn by the Company for the research and development of flu vaccines (“Flu Advances”) are subject to the following terms and conditions:

•                  Of the US$100 million facility, the Company must draw a minimum of US$30.0 million in Flu Advances;

•                  Interest accrues on any amount drawn for Flu Advances at 10% per annum, compounded annually;

•                  Flu Advances are repayable in an amount equal to 10% of net sales of specified injectable flu products or 25% of net licensing income for flu products, for all sales or licensing made outside Canada;

•                  There is a minimum repayment requirement totaling US$41.8 million on the Flu Advances, which amount includes interest, beginning in 2008, and continuing through 2017.

Pipeline Advances

•                  Of the US$100 million facility, a maximum of  US$70 million can be drawn by the Company to fund pipeline products;

•                  No payments, interest or royalties are due by the Company on funds drawn for pipeline products until and unless successful commercialization of one or more pipeline products;

•                  In the event, and only in the event, that one or more pipeline product(s) do reach the stage of successful commercialization, the following terms and conditions apply:

•                  The Company must pay Shire royalty payments in an amount calculated as a percentage of sales/income for pipeline products.  The payment terms, if sales are achieved on their pipeline products are as follows:

•                  20% of net pipeline sales of product plus an amount equal to 20% per year, compounded annually,  of funding advances drawn pursuant to pipeline funding;

•                  50% of net licensing income achieved  on the pipeline products plus an amount equal to 20% per year, compounded annually, of advances drawn pursuant to pipeline funding;

•                  The agreement provides that any payments to Shire can not exceed revenue earned on pipeline sales or pipeline royalty income; and,

•                  Total aggregate payments cannot exceed US$600 million with respect to payments to Shire on pipeline products.

Accounting analysis:

1.              What is the appropriate primary source of guidance for U.S. GAAP purposes?

The appropriate guidance initially is FAS 68, Research and Development Arrangements.  Paragraph 3 of FAS 68 states that its scope includes:

“This Statement establishes standards of financial accounting and reporting for an enterprise that is a party to a research and development arrangement through which it can obtain the results of research and development funded partially or entirely by others.”

In the instant case, IDB (the enterprise) is a party to a research and development arrangement through which it (IDB) can obtain the results of research and development funded partially or entirely by others (Shire).  Accordingly, the agreement must initially be evaluated within the guidance of FAS 68.

The Company has adopted the following accounting policies for Flu Advances and for Pipeline Advances:

Flu Advances

The Flu Advances are accounted as long term debt because the Company is obligated to repay these advances to Shire regardless of the outcome of the research and development for the Flu vaccines.  For purposes of the U.S. GAAP reconciliation, amounts received under Flu Advances are a liability pursuant to FAS 68, paragraph 5.

Pipeline Advances

In its analysis of the accounting for Pipeline Advances, the Company first evaluated the accounting principles in paragraphs 5 – 9 to determine whether any of the criteria for liability recognition were met.  The results of this assessment demonstrated that (relevant paragraph in FAS 68 analysis):

a.               IDB is not obligated to repay any of the funds provided by the other parties regardless of the outcome of the research and development (FAS 68, par. 5) - Repayment depends solely on the results of the research and development arrangement having future economic benefit and not on any other contractual obligation;

b.              The Company has not guaranteed, or does not have a contractual commitment that assures, repayment of the Pipeline Advances at all, let alone regardless of the outcome of the research and development (FAS 68 – par 6(a));

c.               Shire cannot require the Company to purchase their interest in the research and development of pipeline products at all, let alone regardless of the outcome (FAS 68 – par. 6(b));

d.              Shire does not receive debt or equity securities of the Company upon IDB’s termination or completion of the research and development of pipeline products at all, let alone regardless of the outcome (FAS 68, par. 6(c));

e.               The Company’s management has not indicated its intention to repay and does not intend to repay any of the Pipeline Advances prior to successful commercialization of any pipeline product(s) at all, let alone regardless of the outcome of the research and development (FAS 68, par 8(a));

f.                 IDB would not suffer any penalty, let alone a severe economic penalty, if it failed to repay any of the funds provided to it at all, let alone regardless of the outcome of the research and development (FAS 68, par 8(b));

g.              A significant related party relationship between IDB and Shire does not exist at the time the enterprise enters into the arrangement (FAS 68, par. 8(c)); and

h.              IDB had not essentially completed the project before entering into the arrangement (FAS 68, par. 8(d)).

As indicated above, the obligation to repay is dependent solely on the results of the research and development having future economic benefit – as indicated above, the royalty obligation depends entirely on successful commercialization of the Pipeline Product(s) – in accordance with FAS 68, par. 10, the arrangement is to be accounted for as a contract to perform services for others.

2.                          What are the implications to contract accounting as a result of the Commission’s issuance of SAB 101, and the related FAQ, and SAB 104?

Based on our discussions with staff to date, we believe that staff is concerned whether SAB 101/104 (hereinafter, “Topic 13”) provides guidance that some or all of the Pipeline Advances should not be recognized in revenue as realized.  We do not believe there is any guidance in Topic 13 that contradicts IDB’s accounting policy.  This conclusion has been reached after the following considerations:

(a)                                              Topic 13 indicates that the following criteria must be met for revenue recognition to occur – persuasive evidence of an arrangement, delivery and performance, fixed or determinable sales price and [implicitly] collectibility of the related receivable.  We understand staff has requested clarity only with respect to the second consideration and, accordingly, we have limited our comments below to that factor [we note, however, that we cannot foresee any reason why there would be concerns with any of the other criteria].

(b)                                             We considered Topic 13(3)(f) on nonrefundable fees.  In question (1), staff indicate “In some circumstances, the right, product, or service conveyed in conjunction with the nonrefundable fee has no utility to the purchaser separate and independent of the registrant’s performance of the other elements of the arrangement. Therefore, in the absence of the registrant’s continuing involvement under the arrangement, the customer would not have paid the fee.”  An example of such an arrangement is with a health club membership fee.  The circumstance cited in the question is clearly different from the Shire arrangement as Shire’s funding neither explicitly or implicitly anticipates a particular result from the research and development, only that the funds will be used for research and development and that they will not provide funding except to the extent that research and development has occurred.  The amounts recognized by the Company are (i) as a result of performing the required service [the research and development] under the contract (ii) in accordance with the contractual arrangement which (iii) does not provide Shire with any expectation of continued research and development [or other deliverable – see also discussion in next point] and (iv) accordingly represents the completion of the earnings event related to the funding received.

(c)                                              In question (1) staff also concluded that “unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate.” In the Pipeline Advances arrangement, the culmination of the earnings process has occurred because:

(i)                                     There are no multiple or undelivered elements related to the Shire arrangement which need to be considered for purposes of the delivery tests at the time the revenue recognition occurs;

(ii)                                  In particular, there are no obligations on IDB to complete any level whatsoever of additional research and development which failing to do would result in a violation of the contract or an obligation to repay Shire any funding received;

(iii)                               In response to Topic 13(g), question 4, there are no contract cancellation clauses at Shire’s option which need to be evaluated for a repayment obligation;

(iv)                              Shire does not have the ability to terminate the Pipeline Advances; and

(v)                                 There are no obligations on IDB to complete any level whatsoever of additional research and development which failing to do would result in a violation of the contract or an obligation to repay Shire any funding received.

(d)                                             We considered whether the second example in this question 1, which states “A registrant in the biotechnology industry agrees to provide research and development activities for a customer for a specified term. The customer needs to use certain technology owned by the registrant for use in the research and development activities. The technology is not sold or licensed separately without the research and development activities. Under the terms of the arrangement, the customer is required to pay a nonrefundable “technology access fee” in addition to periodic payments for research and development activities over the term of the contract” was applicable in the circumstances.  We concluded that it was not as there are no other services that the Company is required to perform to earn the income it has recognized from the Pipeline Advances;

(e)                                              Further, in the discussion under Question 1 staff states (in part): “Supply or service transactions may involve the charge of a nonrefundable initial fee with subsequent periodic payments for future products or services. The initial fees may, in substance, be wholly or partly an advance payment for future products or services.  Therefore, the up-front fee and the continuing performance obligation related to the services to be provided or products to be delivered are assessed as an integrated package. In such circumstances, the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed … and generally should be … recognized systematically over the periods that the fees are earned.”  (emphasis added) In the instant case, the fees received by the Company from Shire for the Pipeline Advances are recognized as earned, which occurs as the research and development expenditures have been met [also noting that, pursuant to FAS 68, it has been determined that the Pipeline Advances are not a liability].

(f)                                                IDB does not intend to repay the Pipeline Advances, except in accordance with its contractual obligations to pay royalties based solely on the future value of the research and development.

3.                                      Under what method is it appropriate for the Company to recognize the earned revenue?

The Company concluded that the percentage of completion or proportional performance should be based on the costs incurred to date relative to the estimated total costs of the pipeline project(s) that are being funded.  The costs that are used in the performance calculation primarily reflect labor hours and direct incremental costs, used directly in the project, so that the measure reflects actual performance relative to expected performance.

The Company concluded that the costs incurred to date are, in fact, both input and output measures since performance of research undertaken is the only relevant measurement methodology, or deliverable, with respect to potential very early stage products.  Costs incurred are considered by the Company to be an accurate measure of the progress of the specific funded research and development programs.  This accounting obtains a consistent result in accordance with either the percentage-of-completion method and the proportional performance method.  It is of the Company’s opinion that the results of its application of this model of calculation of performance is fully consistent with the proportional revenue recognition concepts in SAB 101, as well as to staff’s expectations set out in Mike Thompson’s speech at the 2002 AICPA conference and Doug Alkema’s speech at the 2003 SEC conference.

Accordingly, the Company concluded that recognizing Pipeline Advances as revenue is appropriate.  Further the method of recognizing revenue under FAS 68 (percentage completion) results in the same amount of revenue as if the concepts of SAB 101/104 related to proportional revenue recognition were followed.

In connection with this response letter, the Company hereby confirms and acknowledges that:

•          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing adequately responds and adds further clarification to the comments of the Staff.  As we have discussed, the Company would appreciate expedited consideration by the Staff of this letter together with the prior letter.  Please direct any comments or questions regarding this letter to the undersigned at (425) 892-6105.

Very truly yours,

ID BIOMEDICAL CORPORATION

By	\s\ Richard Bear

Its	Chief Financial Officer

cc:                                 Christopher H. Cunningham (Preston Gates & Ellis LLP)
Jonathan Kallner (KPMG LLP)